SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February , 2004 .
                                          -------   -----

                              HILTON RESOURCES LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              Hilton Resources Ltd.
                                              (Registrant)

Date  February 16, 2004                        By /s/ Nick DeMare
     --------------------------               -----------------------------
                                              (Signature)
                                              Nick DeMare, President & CEO


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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                       TEL: 604-685-9316 FAX: 604-683-1585
                         TSX VENTURE: HPM / OTCBB: HPMPF
                        WEB SITE: WWW.HILTONPETROLEUM.COM



NEWS RELEASE                                                   FEBRUARY 16, 2004


Further to a news release dated January 28, 2004, the Company announces that, subject to regulatory approval, the private placement financing has been increased to 1,425,000 units from 820,000 units. All other terms of the private placement remain the same.

The Company's common shares are listed on the TSX Venture Exchange under the symbol "HPM" and, in the United States, on the OTC Bulletin Board as "HPMPF".


ON BEHALF OF THE BOARD

"Nick DeMare"
Nick DeMare, President



Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



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